FLAHERTY & CRUMRINE DYNAMIC PREFERRED AND INCOME FUND INCORPORATED

CERTIFICATE OF INITIAL STOCKHOLDER

     Flaherty & Crumrine Incorporated, the holder of shares of common stock indicated below of Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated, a Maryland Corporation (the “Fund”), does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of reselling any portion thereof.

FLAHERTY & CRUMRINE INCORPORATED

By:	/s/ Donald F. Crumrine
Name:	Donald F. Crumrine
Title:	Chief Executive Officer
Date:	April 18, 2013

AGGREGATE PURCHASE

Name of Shareholder	Name of Fund	Number of Shares	Amount
Flaherty & Crumrine	Flaherty & Crumrine Dynamic Preferred
Incorporated	and Income Fund Incorporated	4,198	$100,017.35